UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No __)*

RPX Corporation
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
74972G103
(CUSIP Number)
May 4, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]       Rule 13d-1(b)
[   ]       Rule 13d-1(c)
[X]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74972G103

1.	Name of Reporting Person	Index Ventures Growth I (Jersey) L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	5,525,513
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	5,525,513
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,525,513
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	11.3%
12.	Type of Reporting Person	PN

CUSIP No. 74972G103

1.	Name of Reporting Person	Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	192,772
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	192,772
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	192,772
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	0.4%
12.	Type of Reporting Person	PN

CUSIP No. 74972G103

1.	Name of Reporting Person	Index Ventures IV (Jersey) L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	2,603,406
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	2,603,406
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,603,406
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	5.3%
12.	Type of Reporting Person	PN

CUSIP No. 74972G103

1.	Name of Reporting Person	Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P.
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	247,116
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	247,116
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	247,116
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	0.5%
12.	Type of Reporting Person	PN

CUSIP No. 74972G103

1.	Name of Reporting Person	Yucca Partners L.P. Jersey Branch
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) [X] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	51,724
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	51,724
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	51,724
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]
11.	Percent of Class Represented by Amount in Row (9)	0.1%
12.	Type of Reporting Person	PN

CUSIP No. 74972G103
Schedule 13G

Item 1.

(a)           Name of Issuer:

RPX Corporation

(b)           Address of Issuer’s Principal Executive Offices:

One Market Plaza
Steuart Tower, Suite 700
San Francisco, CA  94105

Item 2.

(a)   Name of Person Filing:

This statement is being filed by Index Ventures Growth I (Jersey) L.P., a Jersey (Channel Islands) partnership (“I V Growth I”), Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P., a Jersey (Channel Islands) partnership (“I V Growth I Parallel”), Index Ventures IV (Jersey) L.P., a Jersey (Channel Islands) partnership (“I V IV”), Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P., a Jersey (Channel Islands) partnership (“I V IV Parallel”) and Yucca Partners L.P. Jersey Branch, a Jersey (Channel Islands) partnership (“Yucca”) (each a “Reporting Person” and together, the “Reporting Persons”).  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, however each Reporting Person disclaims beneficial ownership of all securities of the Issuer other than those that  it directly beneficially owns.

(b)   Address of Principal Business Office or, if None, Residence:

For I V Growth I and I V Growth I Parallel: No. 1 Seaton Place, St. Helier, Jersey  JE48YJ  Channel Islands

For I V IV and I V IV Parallel: Whitely Chambers, Don Street, St. Helier, Jersey, JE49WG Channel Islands

For Yucca:  Ogier House, The Esplanade, St. Helier, Jersey, JE49WG Channel Islands

(c)   Citizenship:

Jersey (Channel Islands)

(d)   Title of Class of Securities:

Common Stock, $0.0001 par value

(e)           CUSIP Number:

74972G103

CUSIP No. 74972G103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.	Ownership.
(a) through (c):

 The information requested hereunder is set forth in Items 5 through  9 and 11 of the cover pages to this Schedule 13G.  Ownership is stated as of December 31, 2011 and the ownership percentages are based on 49,034,244 shares of Common Stock outstanding as of November 1, 2011, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2011 filed with the Securities Exchange Commission on  November 10, 2011.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit 2.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

CUSIP No. 74972G103
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2012

YUCCA PARTNERS L.P. JERSEY BRANCH
By:	/s/ Nigel Greenwood
Name: Nigel Greenwood Title: Director of EFG Fund Administration Limited, as General Partner of Yucca Partners L.P. Jersey Branch
INDEX VENTURES GROWTH I (JERSEY) L.P.
By:	/s/ David Rimer
Name: David Rimer Title: Director of Index Venture Growth Associates 1 Limited, as General Partner of Index Ventures Growth I (Jersey) L.P.
INDEX VENTURES GROWTH I PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
By:	/s/ David Rimer
Name: David Rimer Title: Director of Index Venture Growth Associates 1 Limited, as General Partner of Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.
INDEX VENTURES IV (JERSEY) L.P.
By:	/s/ David Rimer
Name: David Rimer Title: Director of Index Venture Associates IV Limited, as General Partner of Index Ventures IV (Jersey) L.P.
INDEX VENTURES IV PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
By:	/s/ David Rimer
Name: David Rimer Title: Director of Index Venture Associates IV Limited, as General Partner of Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P.

Exhibit 1

CUSIP No. 74972G103
JOINT FILING AGREEMENT

The undersigned hereby agree, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G relating to the Common Stock of RPX Corporation to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Dated:  February 14, 2012

YUCCA PARTNERS L.P. JERSEY BRANCH
By:	/s/ Nigel Greenwood
Name: Nigel Greenwood Title: Director of EFG Fund Administration Limited, as General Partner of Yucca Partners L.P. Jersey Branch
INDEX VENTURES GROWTH I (JERSEY) L.P.
By:	/s/ David Rimer
Name: David Rimer Title: Director of Index Venture Growth Associates 1 Limited, as General Partner of Index Ventures Growth I (Jersey) L.P.
INDEX VENTURES GROWTH I PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
By:	/s/ David Rimer
Name: David Rimer Title: Director of Index Venture Growth Associates 1 Limited, as General Partner of Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P.
INDEX VENTURES IV (JERSEY) L.P.
By:	/s/ David Rimer
Name: David Rimer Title: Director of Index Venture Associates IV Limited, as General Partner of Index Ventures IV (Jersey) L.P.
INDEX VENTURES IV PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.
By:	/s/ David Rimer
Name: David Rimer Title: Director of Index Venture Associates IV Limited, as General Partner of Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P.

CUSIP No. 74972G103

 Exhibit 2
Identification and Classification of Members of the Group

    Index Ventures Growth I (Jersey) L.P., Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P., Index Ventures IV (Jersey) L.P., Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P. and Yucca Partners L.P. Jersey Branch are filing this statement on Schedule 13G as a group.

    Index Ventures Growth I (Jersey) L.P. is a Jersey (Channel Islands) partnership.  Its general partner is Index Venture Growth Associates I Limited.

    Index Ventures Growth I Parallel Entrepreneur Fund (Jersey) L.P. is a Jersey (Channel Islands) partnership.  Its general partner is Index Venture Growth Associates I Limited.

    Index Ventures IV (Jersey) L.P. is a Jersey (Channel Islands) partnership.  Its general partner is Index Venture Associates IV Limited.

    Index Ventures IV Parallel Entrepreneur Fund (Jersey) L.P. is a Jersey (Channel Islands) partnership.  Its general partner is Index Venture Associates IV Limited.

    Yucca Partners L.P. Jersey Branch is a Jersey (Channel Islands) partnership.  Its  managing general partner is EFG Fund Administration Limited.